Filed by PositiveID Corporation pursuant to
Rule 425 of the Securities Act of 1933 and deemed
filed pursuant to Rules 14a-12 and 14d-2(b)(2)
of the Securities Exchange Act of 1934
Subject Company: Digital Angel Corporation
Commission File No.: 000-26020

PositiveID Corporation Withdraws Offer to Purchase All Outstanding Shares of Digital Angel Corporation

PositiveID welcomes discussing its offer with Digital Angel’s financial advisor but will not increase its offer

DELRAY BEACH, FL – September 29, 2010 – PositiveID Corporation (“PositiveID” or the “Company”) (NASDAQ: PSID) announced today that it has withdrawn its offer to purchase the outstanding shares of Digital Angel Corporation (NASDAQ: DIGA). On September 28, 2010, PositiveID’s Board of Directors received a letter from Digital Angel declining the offer of 0.67 shares of PositiveID for each share of Digital Angel. In that letter Digital Angel’s Board of Directors stated it had received informal offers representing a better value to their stockholders and that it had hired a financial advisor to evaluate all strategic alternatives for Digital Angel.

PositiveID believes that its proposal offered a compelling opportunity for Digital Angel stockholders that would create significant stockholder value for both companies, and expects that any independent analysis will support its contention. Once Digital Angel discloses its financial advisor, it expects to engage such party in discussions. PositiveID does not anticipate increasing its offer from its current level as it believes it represents the most attractive alternative for Digital Angel stockholders.

About PositiveID Corporation

PositiveID Corporation develops and markets healthcare and information management products through its RFID-based diagnostic devices and identification technologies, and its proprietary disease management tools. PositiveID operates in two main divisions: HealthID and ID Security. For more information on PositiveID, please visit www.PositiveIDCorp.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, in connection with any proposed transaction, PositiveID would file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction. The definitive proxy statement/prospectus would be mailed to stockholders of Digital Angel Corporation. INVESTORS AND SECURITY HOLDERS OF DIGITAL ANGEL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WHEN FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders would be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents that would be filed with the SEC by PositiveID through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, PositiveID Corporation, 1690 South Congress Ave., Delray Beach, FL 33445.

PositiveID and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of any proposed transaction. Information regarding PositiveID’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on March 19, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, would be contained in the proxy statement/prospectus and other relevant materials would be filed with the SEC when they become available.

Statements about PositiveID’s future expectations, including the likelihood that PositiveID’s offer would create significant stockholder value for both companies and that any independent analysis will support its contention, that PositiveID would engage in discussions with Digital Angel’s financial advisor, and all other statements in this press release other than historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties and are subject to change at any time, and PositiveID’s actual results could differ materially from expected results. Actual results could differ materially because of factors such as PositiveID’s ability to achieve stockholder value contemplated by the proposed transaction or that the independent analysis does not support PositiveID’s contention.  Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s various filings with the Securities and Exchange Commission, including those set forth in the Company’s 10-K filed on March 19, 2010, and the Company’s 10-Q filed on August 13, 2010, under the caption “Risk Factors.” The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

Contact:

Allison Tomek

561-805-8000

atomek@positiveidcorp.com

Dan Schustack

CEOcast

212-732-4300

dschustack@ceocast.com